UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29355A107

(CUSIP Number)

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107		13G

1	Names of Reporting Persons South Lake One, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,548,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 13,548,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,548,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.07%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Isidoro Quiroga Moreno

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,548,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 13,548,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,548,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.07%

12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Inversiones El Aromo Limitada

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,548,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 13,548,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,548,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.07%

12	Type of Reporting Person (See Instructions) FI, HC

Item 1.
	(a)	Name of Issuer: Enphase Energy, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 47281 Bayside Parkway, Fremont, CA 94538

Item 2.
(a)

Name of Person Filing:
This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (i) South Lake One, LLC (“South Lake”), (ii) Isidoro Quiroga Moreno (“Quiroga”), and (iii) Inversiones El Aromo Limitada (“El Aromo”).

This statement amends Amendment No. 3 to Schedule 13G filed by South Lake, Quiroga, El Aromo and Asesorías e Inversiones Benjamín S.A. with the Securities and Exchange Commission (“Commission”) on November 15, 2019 (the “Prior Statement”), to disclose the acquisition by South Lake of 1,400,000 additional shares of the Issuer’s Common Stock, resulting in the Reporting Persons having direct and indirect ownership of over 10% of the Issuer’s Common Stock.

Quiroga directly owns approximately 71% of the issued and outstanding capital stock of El Aromo. El Aromo directly or indirectly controls (as a general partner with the power to manage) South Lake, direct owner of 13,548,476 shares of the Issuer’s Common Stock.

From November 13, 2019, to November 22, 2019, South Lake acquired 1,400,000 shares of the Issuer’s Common Stock (the “Share Purchase”), increasing South Lake’s direct ownership of the Issuer’s Common Stock to 13,548,476 shares, representing approximately 11.07% of the Issuer Common Stock.

South Lake is wholly owned by South Cone Investments Limited Partnership, a Canadian limited partnership (“South Cone”), which is controlled by its general partner El Aromo, which is controlled by Isidoro Quiroga Moreno as described above.

As a result of the Share Purchase increasing South Lake’s beneficial ownership of the Issuer’s Common Stock to over 10%, the Reporting Persons are jointly filing this statement.

(b)

Address of Principal Business Office or, if none, Residence:
The principal business address of South Lake is:

250 West 55th Street, New York, New York

The principal business address of each other Reporting Person is:

5711 Pdte. Riesco, office No. 1602

Las Condes, Santiago

Chile

	(c)	Citizenship: South Lake One, LLC is organized under the laws of the State of Delaware. Each other Reporting Person is organized under the laws of Chile, or a resident of Chile.
	(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share.
	(e)	CUSIP Number: 29355A107

Item 3.
Not applicable.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover pages for each Reporting Person and is incorporated herein by reference.

South Lake owns 13,548,476 shares of Common Stock of the Issuer. South Lake is wholly owned by South Cone, which is controlled by its general partner El Aromo, which is controlled by Quiroga as described above.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2019

SOUTH LAKE ONE, LLC

By:	/s/ María Victoria Quiroga
Name: María Victoria Quiroga
Title: Authorized Representative

ISIDORO QUIROGA MORENO

By:	/s/ María Victoria Quiroga
Name: María Victoria Quiroga
Title: Attorney-in-fact

INVERSIONES EL AROMO LIMITADA

By:	/s/ Felipe Correa
Name: Felipe Correa
Title: General Counsel